

CEMTREX
MONITORING INSTRUMENTS & PRODUCTS

19 Engineers Lane, Farmingdale, NY 11735
Tel: 631-756-9166 www.cemtrex.com Fax: 631-420-4985

October 28, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention: Mr. Ryan Milne

RE: Request to waive one year of audited financial statements

In reference to your letter dated July 15, 2014, Cemtrex, Inc. will be filing in our Form 10-K post-acquisition audited financial results for the year ended September 30, 2014 which will include consolidated results of ROB Group for the same period. We are getting audited financial statements of the ROB Group for the twelve-month period ended September 30, 2013, which represents a year of pre-acquisition financial results. We will file these pre-acquisition financial results in an amended Form 8-K within a two week period. Along with the audited results for ROB Group for the year ended September 30, 2014 we will have the pre- and post-acquisition financial results, without a break in audited periods, equal to the periods required by Rule 8-04 of Regulation S-X.

Henceforth, we are making a request to accept these two years of audited financial statements as required by Rule 8-04 of Regulation S-X in regards to the acquisition of ROB Group.

We look forward to your response on this matter.

Sincerely,

*/s/Paul J. Wyckoff*

Paul J. Wyckoff
Accounting Manager
Cemtrex, Inc.



CEMTREX
MONITORING INSTRUMENTS & PRODUCTS

19 Engineers Lane, Farmingdale, NY 11735
Tel: 631-756-9116 www.cemtrex.com Fax: 631-420-4985

July 1, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: Additional information requested regarding waiver of requirement of audited financial statements for significant business acquisition

To whom it may concern:

As a follow up to our request letter Cemtrex, Inc. offers the following information as requested:

Significance testing:

In all three significance tests, acquisition of The ROB Group exceeded 50%.

Bankruptcy:

All bankruptcy issues are complete, the company assumed no liabilities of The ROB Group. Outstanding liabilities were satisfied by the trustee.

Formation of ROB Cemtrex GmbH:

On August 15, 2013 Cemtrex, Inc. formed ROB Cemtrex GmbH for the purpose of acquiring The ROB Group.

Prior relationships:

There were no prior relationships between Cemtrex, Inc. and The ROB group or between any officers or principles of either company.

Reasons audited financial statements are not available:

As stated in our previous letter audited financial statements were not available due to the fact that the acquired company was a foreign private entity and did not require audited financial statements. The company was acquired through an insolvency trustee and performing an audit during the acquisition process was not possible. Performing an audit on the required financial period at this time would be prohibitively costly and certain testing procedures could not be performed. In addition approximately 80% of the consideration given was for inventory which has since been used.

Thank you in advance for your attention to this matter.

Sincerely,

*/s/Paul J. Wyckoff*

Paul J. Wyckoff
Accounting Manager
Cemtrex, Inc.



19 Engineers Lane, Farmingdale, NY 11735

Tel: 631-756-9166        www.cemtrex.com        Fax: 631-420-4985

June 24, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: Waiver of requirement of audited financial statements for significant business acquisition

To whom it may concern:

       Cemtrex, Inc. (The "Company") is formally requesting a waiver of the requirement for audited financial statements in reporting proforma financial statements as required by Rule 8-04 and 8-05 of Regulation S-X. This letter explains the circumstances behind the acquisition and reason we feel the waive should be granted.

       The circumstances of the acquisition of the ROB Group are as follows:

- ROB Group was in insolvency in Germany.
- The Company only acquired the assets and equity of ROB Group, all liabilities were settled by the trustee.
- Historical financial information was provided, however this information did not require audit by The German Commercial Code, and said code does not provide for an audit during the insolvency proceedings.
- The Company did not purchase ROB Group as a whole, 2 small subsidiaries were not acquired.

       The Company is requesting a waiver for the use of audited financial statements as there are not any available for the following reasons:

- The acquired company is a foreign private entity and did not require audited financial statements.
- The company was acquired through an insolvency trustee and performing an audit during the acquisition process was not possible.
- Performing an audit on the required financial period at this time would be prohibitively costly and certain testing procedures could not be performed.

       The Company is prepared to provide proforma financial statements as required by Rule 8-04 and 8-05 of Regulation S-X with this waiver of the requirement of audited financial statements of The ROB Group.

Thank you in advance for your attention to this matter.

Sincerely,

/s/Paul J. Wyckoff

Paul J. Wyckoff
Accounting Manager
Cemtrex, Inc.